SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding the resolutions of the first meeting of the eighth session of the board of directors of China Petroleum & Chemical Corporation (the “Registrant”);
2.	an announcement regarding appointment of employee’s representative supervisors of the Registrant;
3.	an announcement regarding list of directors and their roles and function of the Registrant;
4.	an announcement regarding poll results of 2020 annual general meeting of the Registrant; and
5.	a copy of terms of references of nomination committee under the board of directors of the Registrant;

Each made by the Registrant on May 25, 2021.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Announcement on Resolutions of the First Meeting of
the Eighth Session of the Board of Directors
The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The first meeting (“Meeting”) of the eighth session of the Board (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) was convened and held in Beijing on 25 May 2021 by way of on-site meeting and video conference. Mr. Zhang Yuzhuo (Director of the Board) chaired the Meeting.
11 of 11 Directors participated in the Meeting. Mr. Zhao Dong (Director) did not attend the Meeting in person due to other working arrangements and authorised Mr. Ma Yongsheng (Director) to attend the Meeting in person and vote on his behalf. Mr. Liu Hongbin (Director) did not attend the Meeting in person due to other work arrangements and authorised Mr. Yu Baocai (Director) to attend the Meeting in person and vote on his behalf. Mr. Cai Hongbin (Independent Non-executive Director) did not attend the Meeting in person due to other work arrangements and authorised Mr. Ng, Kar Ling Johnny (Independent Non-executive Director) to attend the Meeting in person and vote on his behalf. Some members of the Board of Supervisors and senior management of the Company were present at the Meeting. The Meeting was convened and held in compliance with the requirements of relevant laws and the Articles of Association of China Petroleum & Chemical Corporation.
The following resolutions were unanimously approved by the attending Directors after consideration and review:
I.	To elect Mr. Zhang Yuzhuo as the Chairman of the eighth session of the Board.
Please refer to the circular for the annual general meeting for the year 2020 of the Company dated 9 April 2021 (the “Circular”) for the biographical details and other relevant information of Mr. Zhang Yuzhuo.
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II.
To rename Social Responsibility Management Committee under the Board as Sustainable Development Committee under the Board, and to amend the Terms of Reference of Sustainable Development Committee under the Board.

III.	To amend the Terms of Reference of Nomination Committee under the Board.
IV.	To appoint the members of the special committees under the eighth session of the Board as follows:
(i)	Strategy Committee
Chairman:	Mr. Zhang Yuzhuo
Members:	Mr. Ma Yongsheng, Mr. Yu Baocai, Mr. Liu Hongbin, Mr. Ling Yiqun, Mr. Li Yonglin, Mr. Cai Hongbin, Ms. Shi Dan and Mr. Bi Mingjian
(ii)	Remuneration and Appraisal Committee
Chairman:	Mr. Bi Mingjian
Members:	Mr. Ma Yongsheng and Mr. Ng, Kar Ling Johnny
(iii)	Audit Committee
Chairman:	Mr. Ng, Kar Ling Johnny
Members:	Mr. Cai Hongbin, Ms. Shi Dan and Mr. Bi Mingjian
(iv)	Nomination Committee
Chairman:	Ms. Shi Dan
Members:	Mr. Zhang Yuzhuo and Mr. Ng, Kar Ling Johnny
(v)	Sustainable Development Committee
Chairman:	Mr. Zhang Yuzhuo
Members:	Mr. Zhao Dong, Mr. Li Yonglin and Mr. Cai Hongbin
V.
To appoint Mr. Ma Yongsheng as the President of the Company, to appoint Mr. Yu Baocai, Mr. Liu Hongbin, Mr. Ling Yiqun, Mr. Li Yonglin and Mr. Chen Ge as Senior Vice Presidents of the Company, to appoint Mr. Yu Xizhi, Mr. Zhao Rifeng and Mr. Huang Wensheng as Vice Presidents of the Company, to appoint Ms. Shou Donghua as Chief Financial Officer of the Company, and to appoint Mr. Huang Wensheng as the Secretary to the Board, with the tenure commencing from the approval of Board to the date when the term of the eighth session of the Board expires.

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The Independent Non-executive Directors of the Company have expressed their independent opinion on the senior management appointments. They are of the view that each of the candidates is qualified for the relevant position and approve the above senior management appointments.
Please refer to the appendix to this announcement for the biographical details of Mr. Chen Ge, Mr. Yu Xizhi, Ms. Shou Donghua, Mr. Zhao Rifeng and Mr. Huang Wensheng. Please refer to the Circular for the biographical details of other senior management members.
VI.
To appoint Mr. Ma Yongsheng and Mr. Huang Wensheng as the Company's authorised representatives under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, to appoint Mr. Zhang Zheng as the representative on securities matters of Shanghai Stock Exchange.

Each of the above resolutions was unanimously approved by 11 votes.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
25 May 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director
3

Appendix
Chen Ge, aged 58, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a Master’s degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; from April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in July 2010, he was appointed as Assistant to President of China Petrochemical Corporation; from December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office; in November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation; in December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in October 2018, he was appointed as Senior Vice President of Sinopec Corp.
Yu Xizhi, aged 58, Vice President of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. degree in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrently as General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company; in January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he temporarily served as a member of the Standing Committee of the CPC Anqing Municipal Committee; in July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.; in April 2017, Mr. Yu was appointed as Director General of Human Resources Department of Sinopec Corp.; in June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in December 2019, he was appointed as President of Human Resource Department of Sinopec Corp. and the Director General of Organization Department of China Petrochemical Corporation; in January 2020, he was elected as Director of China Petrochemical Corporation. In July 2020, he was appointed as Vice President of Sinopec Corp.
Shou Donghua, aged 51, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a Master’s degree of business administration. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.
Zhao Rifeng, aged 58, Vice President of Sinopec Corp. Mr. Zhao is a professor level Senior Engineer with a Master’s degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd. and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd.; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd.; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; in December 2017, he was appointed as the Director General of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited; in December 2019, he was appointed as
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the President of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.
Huang Wensheng, aged 54, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in August 2009, he was appointed as the Deputy Director General of President’s office of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation; in July 2018, he was appointed concurrently as Chairman, and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; in December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; in May 2014, he was appointed as Vice President of Sinopec Corp.

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Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Appointment of Employee’s Representative Supervisors
Pursuant to the Company Law of People’s Republic of China and the articles of association of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”), Mr. Li Defang, Mr. Lv Dapeng and Mr. Chen Yaohuan were elected as the employee representative supervisors (the “Employee’s Representative Supervisor(s)”) of the eighth session of the Board of Supervisors of the Company (the “Board of Supervisors”) through democratic procedure. They will form the eighth session of the Board of Supervisors together with the supervisors to be elected at the annual general meeting of the Company for 2020 ( the “AGM”) for a term commencing from the conclusion of the AGM and ending on the expiry of the term of the eighth session of the Board of Supervisors.
Details of the Employee’s Representative Supervisors:
Li Defang, aged 59. Mr. Li is a professor level senior engineer with a Ph.D. degree. In May 2001, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Sinopec Engineering Incorporation; in December 2001, he was appointed as Director General of Information System Management Department of Sinopec Corp.; in September 2013, he was appointed as Director General of Informatization Management Department of Sinopec Corp.; in October 2014, he was appointed as Chairman of Petro-CyberWorks Information Technology Co., Ltd.; in January 2018, he was elected as Employee Supervisor of China Petrochemical Corporation; in March 2019, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in November 2020, he was appointed as the Secretary of CPC Committee of Sinopec Management Institute and Executive Vice Principal of Sinopec Communist Party School. In May 2020, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
Lv Dapeng, aged 59. Mr. Lv is a professor level senior administration engineer with a Master’s degree of business administration. In December 2001, he was appointed as Deputy Director General of China Petrochemical News; in March 2003, he was appointed as Deputy Director General and Chief Editor of China Petrochemical News; in June 2004, he was appointed as Director General and Chief Editor of China Petrochemical News; in December 2004, he was appointed as Director General, Secretary of CPC Committee and Chief Editor of China Petrochemical News; in March 2011, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., and Director General of the Political Work Department of and Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation; in June 2012, he was appointed concurrently as Deputy Director General of Working Committee of Trade Union and Deputy Director of the Youth Working Committee of China Petrochemical Corporation; in March 2015, he was appointed as Director General of Corporate Culture Department of Sinopec Corp. and Director General of Communications Department (Press Office) of China Petrochemical Corporation; in December 2019, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., Director General of Communication Department and Director General of Press Office of China Petrochemical Corporation. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
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Chen Yaohuan, aged 57. Mr. Chen is a professor level senior engineer with a Master’s degree awarded by Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company; in May 2015, he was appointed concurrently as a member of the Standing Committee of the CPC Beihai Municipal Committee; in June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guanzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation; in July 2019, he was appointed as Deputy Director General (Director General Level) and Chief Engineer of Refining Department of Sinopec Corp.; in October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited; in December 2019, he was appointed as General Manager of Refining Department of Sinopec Corp.; in December 2019, he was appointed concurrently as Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd.; in August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited; in December 2020, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited, Chairman of Sinopec Petroleum Storage and Reserve Limited and Chief Engineer of Refining Department of Sinopec Corp. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
Other than disclosed above, none of the above Employee’s Representative Supervisors has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, apart from 40,000 A shares of Sinopec Corp. held by Mr. Li Defang (the actual holder of the said shares is the spouse of Mr. Li Defang), none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Employee’s Representative Supervisors has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.
Each of the above Employee’s Representative Supervisors will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Employee’s Representative Supervisors shall commence from the date of the AGM and end on the expiry of the term of the eighth session of the Board of Supervisors, and the remunerations for the services provided by the Employee’s Representative Supervisors will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. Sinopec Corp. will disclose in its annual report the remunerations obtained by each of the Employee’s Representative Supervisors during the relevant reporting period.
Other than those disclosed herein, there are no other matters in relation to the above Employee’s Representative Supervisors which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors
Beijing, PRC
25 May 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director

2

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
List of Directors and their Roles and Function
The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.
Executive Directors
•	Ma Yongsheng
•	Yu Baocai
•	Liu Hongbin
•	Ling Yiqun
•	Li Yonglin
Non-executive Director
•	Zhang Yuzhuo
•	Zhao Dong
Independent Non-executive Directors
•	Cai Hongbin
•	Ng, Kar Ling Johnny
•	Shi Dan
•	Bi Mingjian
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There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Yu Baocai
Liu Hongbin
Ling Yiqun
Li Yonglin
Cai Hongbin
Shi Dan
Bi Mingjian
Remuneration and Appraisal Committee
Function	Name
Chairman	Bi Mingjian
Member	Ma Yongsheng
Ng, Kar Ling Johnny
Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Cai Hongbin
Shi Dan
Bi Mingjian
Nomination Committee
Function	Name
Chairman	Shi Dan
Member	Zhang Yuzhuo
Ng, Kar Ling Johnny
Sustainable Development Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Zhao Dong
Li Yonglin
Cai Hongbin

Beijing, PRC
25 May 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director

2

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Poll Results of Annual General Meeting for the Year 2020

I. CONVENING AND ATTENDANCE OF THE AGM
China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its annual general meeting for the year 2020 (the “AGM” or the “Meeting”) at Beijing Chaoyang U-Town Crowne Plaza, No. 3 Sanfeng North Area, Chaoyang District, Beijing, the People’s Republic of China (“PRC”) on Tuesday, 25 May 2021 at 9:00 a.m.
1. Number of shareholders and authorised proxies attending the AGM	131
of which: A shareholders	128
H shareholders	3
2. Total number of valid voting shares held by the attending shareholders or proxies	97,290,020,222
of which: A shareholders	83,773,973,763
H shareholders	13,516,046,459
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the AGM (%)	80.357684
of which: A shareholders	69.193968
H shareholders	11.163716

As at the registration date (i.e. at the close of business on 23 April 2021), the total number of shares issued by Sinopec Corp. was 121,071,209,646 shares. The total number of shares entitling the shareholders to attend and vote on the resolutions at the AGM was 121,071,209,646 shares. The shareholders of the Company did not hold any shares that entitling the shareholder to attend and abstain from voting in favour or that are required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 9 April 2021 to vote against any resolution or to abstain from voting at the AGM.
The AGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Zhang Yuzhuo (Chairman of the Board) chaired the AGM. The Company currently has 9 Directors as at the time of the AGM. Mr. Zhang Yuzhuo (Chairman of the Board), Mr. Ma Yongsheng (Director) and Mr. Yu Baocai (Director) attended the AGM. Due to work reasons, Mr. Liu Hongbin (Director), Mr. Ling Yiqun(Director), Mr. Zhang Shaofeng (Director), Mr. Tang Min (Independent Non-executive Director), Mr. Cai Hongbin (Independent Non-
1

executive Director) and Mr. Ng, Kar Ling Johnny (Independent Non-executive Director) did not attend the AGM. The Company currently has 5 Supervisors as at the time of the AGM. Mr. Jiang Zhenying (Supervisor), Mr. Li Defang (Supervisor), Mr. Lv Dapeng (Supervisor) and Mr. Chen Yaohuan (Supervisor) attended the AGM. Due to work reasons, Mr. Zhao Dong (Chairman of the Board of Supervisors) did not attend the AGM. Mr. Chen Ge (Senior Vice President), Mr. Yu Xizhi (Vice President), Ms. Shou Donghua (Chief Financial Officer) and Mr. Zhao Rifeng (Vice President) were present at the AGM. Mr. Huang Wensheng (Vice President and the Secretary to the Board) attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the PRC and the articles of association of Sinopec Corp. (the “Articles of Association”).
II. POLL RESULTS OF THE AGM
(I) Resolutions approved by way of non-cumulative voting:
1.	To consider and approve the Report of the Seventh Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors for 2020).
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,769,902,766	99.995685	3,614,897	0.004315
H Share	13,271,544,263	98.191023	244,502,196	1.808977
Total：	97,041,447,029	99.744970	248,117,093	0.255030

2.	To consider and approve the Report of the Seventh Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2020).
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,769,950,496	99.995742	3,567,167	0.004258
H Share	13,271,745,463	98.192511	244,300,996	1.807489
Total：	97,041,695,959	99.745226	247,868,163	0.254774

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2020 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,769,461,096	99.995158	4,056,567	0.004842
H Share	13,211,653,911	97.747917	304,392,548	2.252083
Total：	96,981,115,007	99.682958	308,449,115	0.317042

4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2020.
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,765,692,363	99.990116	8,280,500	0.009884
H Share	13,436,454,163	99.411127	79,592,296	0.588873
Total：	97,202,146,526	99.909680	87,872,796	0.090320

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5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2021.
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,765,692,363	99.990562	7,906,800	0.009438
H Share	13,436,528,463	99.411677	79,517,996	0.588323
Total：	97,202,220,826	99.910140	87,424,796	0.089860

6.
To consider and approve the appointment of KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2021, and to authorise the Board to determine their remunerations.

Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,772,942,393	99.999313	575,270	0.000687
H Share	13,510,029,863	99.955486	6,016,596	0.044514
Total：	97,282,972,256	99.993224	6,591,866	0.006776

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,310,447,504	99.447191	463,107,759	0.552809
H Share	4,875,967,971	36.075401	8,640,078,488	63.924599
Total：	88,186,415,475	90.643207	9,103,186,247	9.356793

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,090,903,228	99.185196	682,590,105	0.814804
H Share	3,676,813,602	27.203322	9,839,232,857	72.796678
Total：	86,767,716,830	89.185042	10,521,822,962	10.814958

9.
To consider and approve the service contracts for the directors of the eighth session of the Board and the supervisors of the eighth session of the Board of Supervisors of Sinopec Corp. (including the salary terms).

Result: Approved
Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,772,256,493	99.998512	1,246,170	0.001488
H Share	13,452,154,130	99.527285	63,892,329	0.472715
Total：	97,224,410,623	99.933047	65,138,499	0.066953

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(II) Resolutions approved by way of cumulative voting:

10.	To elect the directors of the Board (not including independent non-executive directors).
No.	Candidate	For		Against		Whether elected
		Number of votes	(%)	Number of votes	(%)
10.01	Zhang Yuzhuo	94,182,762,775	96.806191	3,024,868,242	3.109125	Yes
10.02	Ma Yongsheng	94,713,902,021	97.352125	2,494,917,854	2.564413	Yes
10.03	Zhao Dong	96,724,859,068	99.419096	518,984,307	0.533440	Yes
10.04	Yu Baocai	94,478,238,500	97.109897	2,696,502,214	2.771612	Yes
10.05	Liu Hongbin	96,803,567,628	99.499997	439,705,662	0.451954	Yes
10.06	Ling Yiqun	94,485,711,098	97.117578	2,689,040,314	2.763943	Yes
10.07	Li Yonglin	96,839,236,430	99.536660	406,887,666	0.418221	Yes

11.	To elect the independent non-executive directors of the Board.
No.	Candidate	For		Against		Whether elected
		Number of votes	(%)	Number of votes	(%)
11.01	Cai Hongbin	97,116,489,581	99.821636	135,302,692	0.139072	Yes
11.02	Ng, Kar Ling Johnny	96,784,727,742	99.480633	463,739,156	0.476656	Yes
11.03	Shi Dan	97,245,315,172	99.954050	11,801,396	0.012130	Yes
11.04	Bi Mingjian	96,040,405,081	98.715577	1,178,744,593	1.211578	Yes

12.	To elect the supervisors (not including employee representative supervisors).
No.	Candidate	For		Against		Whether elected
		Number of votes	(%)	Number of votes	(%)
12.01	Zhang Shaofeng	97,065,639,914	99.769370	191,340,596	0.196670	Yes
12.02	Jiang Zhenying	95,990,224,504	98.663999	1,231,502,768	1.265806	Yes
12.03	Zhang Zhiguo	97,065,161,308	99.768878	191,495,196	0.196829	Yes
12.04	Yin Zhaolin	95,990,392,804	98.664172	1,231,330,468	1.265629	Yes
12.05	Guo Hongjin	96,129,162,816	98.806807	173,318,396	0.178146	Yes

Resolution 7 and Resolution 8 are special resolutions, each of which has been passed by votes representing no less than two-thirds of the total shares with valid voting rights held by the shareholders or their proxies present at the AGM.
The biographical and relevant information of the directors and supervisors elected at the AGM were disclosed in the circular of the Company published on the website of The Stock Exchange of Hong Kong Limited dated 9 April 2021. With effect from the conclusion of the AGM, Mr. Zhang Shaofeng ceased to serve as a non-executive director of the Company; Mr. Tang Min ceased to serve as an independent non-executive director of the Company and to hold relevant positions in the special committees of the Board; Mr. Zhao Dong ceased to serve as a supervisor of the Company.
III. WITNESS BY LAWYERS
Ms. Xu Min and Mr. Li Yang from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the eligibility of the convenor of the AGM, the eligibility of the shareholders (or their proxies) attending the AGM and the voting procedures at the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.
4

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the AGM.
IV. DOCUMENTS FOR INSPECTION
1.	The Resolutions passed at the AGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal; and
2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
25 May 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai# , Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director

5

Document 5

Terms of References of Nomination Committee under the Board of Directors of
China Petroleum and Chemical Corporation

Reviewed and adopted by the 1st Meeting of the 8th Session of the Board on 25 May 2021

Table of Contents

Chapter 1	General Provisions	[1]
Chapter 2	Composition of the Nomination Committee	[1]
Chapter 3	Responsibilities and Duties of the Nomination Committee	[2]
Chapter 4	Working Mode and Procedures of the Nomination Committee	[5]
Chapter 5	Miscellaneous	[9]

Chapter 1 – General Provisions
Article 1
In order to clarify the composition and duties of the Nomination Committee for Board of Directors of China Petroleum and Chemical Corporation (the "Company") and regulate the working procedures, these Terms of References are hereby formulated in combination with the Company's practical situation in accordance with the Articles of Association of China Petroleum and Chemical Corporation and the Code of Corporate Governance for Listed Companies of China Securities Regulatory Commission and other relevant rules of the jurisdictions, both domestic and overseas, where the Company's listing takes place.

Article 2	The Nomination Committee is a special committee under the Board of Directors, reporting to the Board of Directors.
Chapter 2 – Composition of the Nomination Committee
Article 3
The Nomination Committee shall consist of at least three (3) directors, and independent directors shall be in the majority. There shall be one (1) chairman of the Nomination Committee, who shall take charge of the work of the Nomination Committee. The chairman shall be an independent director designated by the Board.
The office of the Nomination Committee shall be in the Human Resources Department of the Company, which shall take charge of the relevant detailed matters of the Nomination Committee.

Article 4	The members of the Nomination Committee shall be nominated by the chairman of the Board, more than half of the independent directors or more than one third of the directors, and shall be appointed by the Board.
Article 5
The term of a member of the Nomination Committee shall be concurrent with the term of a director. If a member ceases to be a director of the Company during the term, such member shall at the meantime cease to be a member, and the Company shall make up the number in accordance with Articles 3 and 4 above, if necessary.

Article 6
A member of the Nomination Committee may apply to the Board for resignation before the term expires, and the resignation report shall make necessary explanations on the reason for resignation and the matters which require the attention of the Board of the Company. Where the number of members falls below the number required by these Terms of References, the Board shall make up the number in accordance with Articles 3 and 4 above, if necessary.

Article 7	The Nomination Committee may appoint a consulting member where necessary, who shall provide consulting opinions to the Nomination Committee as required by the Nomination Committee.
Chapter 3 – Responsibilities and Duties of the Nomination Committee
Article 8
The responsibilities and duties of the Nomination Committee shall be:
1. To study and determine at least once every year the structure, size and composition (including the skills, knowledge and experience) of the Board based on the

Company's operation activities, asset scale and shareholding structure, and to make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;
2. To study the standards and procedures for selection of directors and senior management personnel, and make suggestions to the Board; the "senior management personnel" referred to herein means the president, senior vice president, chief financial officer, vice president, Board secretary of the Company, and other persons determined by the Company's Board;
3. To search extensively the qualified candidates from talent markets both overseas and domestic, and inside the Company, to examine the candidates for directors, president, senior vice president, chief financial officer and vice president as nominated by the president, and Board secretary as nominated by the chairman of the Board, and to make suggestions to the Board;
4. To assess the independence of independent non-executive directors;
5. To make recommendations to the Board on the appointment or reappointment of directors and succession planning for directors;
6. Other matters authorized by the Board;

7. Other responsibilities and duties delegated by securities supervisory authorities of the jurisdictions, both domestic and overseas, where the Company's listing takes place.
The Nomination Committee shall report to the Board, and its proposals shall be submitted to the Board for review and determination.
The costs of the Nomination Committee shall be charged under the budget of the Company. The Nomination Committee shall have the right to engage professional institutions for professional opinions during performance of their duties, with reasonable costs incurred to be borne by the Company. The Nomination Committee shall investigate into the history and background of such professional institutions engaged by it, making sure of the fairness and impartiality of the opinions formed by such professional institutions, without detriment to the interests of the Company. The institutions so engaged shall enter into a non-disclosure agreement with the Company.
The senior management personnel of the Company and the relevant authorities shall take a cooperative and supporting attitude to the Nomination Committee, and provide relevant information and active cooperation for the work of the Nomination Committee.

Article 9	The chairman of the Nomination Committee shall perform the following responsibilities and duties: 1. To convene and preside over the meetings of the Nomination Committee;

2. To take charge of the day-to-day operation of the Nomination Committee;
3. To review, determine and sign the reports of the Nomination Committee and other important documents;
4. To organize the inspection of how the opinions and suggestions of the Nomination Committee adopted by the Board are implemented;
5. To report work to the Board on behalf of the Nomination Committee;
6. Other duties to be performed by the chairman of the Nomination Committee.
If the chairman of the Nomination Committee is unable or fails to perform his/her duties, more than half of the members may jointly propose a member as an independent director to take his/her place in the performance of such duties.

Chapter 4 – Working Mode and Procedures of the Nomination Committee
Article 10
The Nomination Committee has the following nomination procedures for directors and senior management personnel:
1. To communicate actively with the Company's relevant departments, examine the Company's needs for directors and senior management personnel, and formulate written materials, based on the Company's development needs;

2. To collect extensively the candidates for directors and senior management personnel from multiple channels, based on the needs for relevant positions;
3. To listen to the Party organization for their suggestions on the nominated candidates;
4. To collect information on the initial candidates' professions, education background, title, detailed working experience, all part time jobs, etc., and formulate written materials;
5. To ask for agreement from the candidates on the nomination of directors and senior management personnel by relevant institution or personnel, or they will not be candidates for directors and senior management personnel;
6. To hold meetings of the Nomination Committee, and examine the qualifications of the candidates, based on the conditions for taking the positions of the directors and senior management personnel;
7. To propose to the Board the suggestions on candidates and provide relevant information;
8. To follow up other work based on the decision and feedback from the Board.

Article 11	A meeting of the Nomination Committee shall be proposed by the chairman or two or more members, and shall be convened promptly when necessary.
Article 12	The chairman of the Nomination Committee shall convene the meeting and issue the meeting notice; the meeting notice and the meeting materials shall be delivered to all the members at least 5 to 10 days before the meeting. Upon unanimous consent of the members, the above said period of notice may be waived.
Article 13
The members of the Nomination Committee shall attend the meeting in person. Where a member is unable to attend a meeting in person for whatever reason, such member may submit a power of attorney signed by him/her, and entrust another member to attend such meeting and express his/her opinion on his/her behalf. Such power of attorney shall be submitted no later than the time of voting at the meeting. The power of attorney shall indicate the scope and duration of the delegation. Each member may accept the delegation by no more than one member.
The meeting of the Nomination Committee may invite the Company's directors, supervisors and senior management personnel to attend the meeting without voting rights when necessary.

Article 14
The meeting of the Nomination Committee shall be presided by the chairman; where the chairman is unable or fails to perform his/her duties, more than half of the members may jointly propose a member as an independent director to take his/her place in the convention of such meeting.
The meeting of the Nomination Committee may be held only if attended by more than half of all the members (including the members delegating other members to attend the meeting with a written power of attorney), on which meeting, the resolutions or opinions of the Nomination Committee shall be valid only if adopted by more than half of the members present at the meeting, and the relevant resolutions and opinions shall be signed by the members present at the meeting. Each member shall have one vote, and in case of a tie vote between the affirmative and the negative, the chairman of the Nomination Committee shall have a casting vote.

Article 15	The ways of voting at the meeting of the Nomination Committee include show of hands, ballots and telecommunication.
Article 16	When the meeting of the Nomination Committee discusses any matter in which a member is personally interested, such member shall withdraw from the meeting.
Article 17	A resolution or opinion adopted by the meeting of the Nomination Committee shall be reported to the Board in written form.
Article 18	The meeting minutes shall be prepared for a meeting of the Nomination Committee and confirmed by the members present at the meeting of the Nomination Committee by way of execution.
Article 19	The administrative body of the Nomination Committee shall be responsible for preparing and maintaining all the meeting documents and materials.
Article 20
Apart from reporting to the Board as required by these Terms of References, the members present at the meeting and other personnel attending the meeting without voting rights shall be liable to keep in confidence the matters discussed at the meeting and shall not disclose the relevant information without proper authorization.

Chapter 5 – Miscellaneous
Article 21	The Nomination Committee shall be responsible for explaining these Terms of References.
Article 22	Any reference to "more than" or “at least” in these Terms of References shall include the number that follows; any reference to "less than" or "below" shall not include the number that follows.
Article 23
Where these Terms of References conflict with the laws, administrative rules, other relevant regulatory documents and regulatory rules put in force from time to time of the jurisdictions, both domestic and overseas, where the Company's listing takes place, the such laws, administrative rules, other relevant regulatory documents and regulatory rules of the jurisdictions, both domestic and overseas, where the Company's listing takes place, shall prevail.

Article 24	The preparation of these Terms of References and the amendments hereto shall take effect upon approval by the Board of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 26, 2021